Exhibit 99.3

Background:

LCAR-B38M CAR-T cells express a structurally differentiated chimeric antigen receptor (CAR) construct containing a 4-1BB costimulatory domain and 2 BCMA-targeting single-domain antibodies designed to confer avidity. LEGEND-2 was a first-in-human phase 1 study of LCAR-B38M conducted in China, which showed encouraging efficacy and manageable safety in 74 patients with relapsed or refractory multiple myeloma (RRMM). The US phase 1b/2 CARTITUDE-1 and Chinese phase 2 CARTIFAN-1 trials of ciltacabtagene autoleucel, which expresses the same CAR as LCAR-B38M, confirmed the efficacy observed in LEGEND-2. Here, we present ≥5-year follow-up data from LEGEND-2, the longest follow-up for any BCMA-targeted CAR-T cell therapy study.

Aims:

To report the efficacy and safety of LCAR-B38M after at least 5 years of follow-up in LEGEND-2.

Methods:

Study design was previously published. All patients in the trial provided informed consent. Patients underwent lymphodepletion with cyclophosphamide 300 mg/m2 (n=66) or cyclophosphamide 250 mg/ m2 plus fludarabine 25 mg/m2 (n=8) prior to receiving LCAR-B38M at a median dose of 0.51 × 106 (range, 0.07-2.10 × 106) CAR-positive T cells/kg in a single (n=9) or 3 split (n=65) infusions.

Results:

Patients were enrolled from 30 March 2016 to 26 November 2017. As of 30 November 2022, median follow-up was 65.4 months (range, 0.4-78.8). 74 patients had received LCAR-B38M (median age, 54.5 years; 60.8% male; median [range] 3 [1-9] prior lines of therapy [LOT]; 44.6% ISS stage I; 28.4% ISS stage III; 29.7% with extramedullary disease (EMD); 35.7% cytogenetic high risk). No new CAR-T cell-related toxicities were reported in the analysis. Overall response rate (87.8%), complete response (CR) rate (73.0%), minimal residual disease-negative CR rate (67.6%), median duration of response (23 months), and median progression-free survival (18 months) were mature and the same as previously reported; median overall survival (OS) was previously not reached. At 65.4-month median follow-up, median OS was 55.8 months, with 33 (44.6%) patients alive and 13 (17.6%) still disease- free. Compared with patients with progressive disease (PD) or who died, patients without PD were more likely to have baseline ECOG performance status (PS) 0, IgG type MM, ISS stage I MM, numerically shorter time from diagnosis, fewer prior LOT, no light chain MM, and no EMD (Table).

Summary/Conclusion:

At ≥5-year follow-up in LEGEND-2, median OS was 55.8 months and 18% of patients with RRMM were disease-free, raising the possibility of a cure in this heavily pretreated patient population. Our data suggest that patients who are less heavily pretreated or have good functional status may experience greater benefit, potentially being cured, from LCAR-B38M CAR-T cell therapy.

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